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                                                                    Exhibit 99.1
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                              CAUTIONARY STATEMENT

         FieldWorks, Incorporated ("we" or "us"), or persons acting on our behalf, or outside reviewers we have retained who are making statements on our behalf, or underwriters, from time to time, may make, in writing or orally, "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995 (the "Act") and incorporated in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. This Cautionary Statement is for the purpose of qualifying for the "safe harbor" provisions of the Act and is intended to be a readily available written document that contains factors which could cause results to differ materially from those projected in the forward-looking statements. These factors are in addition to any other cautionary statements, written or oral, which may be made or referred to in connection with any forward-looking statement.

         The following matters, among others, may have a material adverse effect on our business, financial condition, liquidity, results of operations or prospects, financial or otherwise. Reference to this Cautionary Statement in the context of a forward-looking statement shall be deemed to be a statement that any one or more of the following factors may cause actual results to differ materially from those that we have projected, forecast, estimated or budgeted in any forward-looking statement or statements:


                         Risks Related to Our Operations

We have a history of losses and expect to continue to generate losses in the future.

         As of December 31, 2000, we had an accumulated deficit of $37.5 million. We have not achieved profitability and, as the result of computing solution development and initiatives to reduce the cost of our products, we expect to continue to incur net losses through at least a portion of 2001. We expect to continue to incur significant operating expenses and, as a result, will need to generate significant revenues to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future.

We cannot assure you that we will generate sufficient sales to allow us to operate profitably

         The market for the kind of computing platforms and solutions we sell is relatively new and limited. The rugged computing platforms that we use are both heavier and more expensive than most consumer portable personal computers. Our success will depend upon our ability to expand the professional services and solutions we offer, penetrate our key vertical markets of public service and government/military, and increase the market acceptance of our solutions and products. We cannot assure you that our current or new products will gain widespread acceptance or that we will generate sufficient sales to allow us to operate profitably. We will in particular suffer adverse effects if the market for the kind of computing solutions and products we sell does not expand.

Our ability to develop solutions around our rugged platforms will influence our ability to compete in the marketplace

         In the past year we have begun to shift our business focus from producing hardware to designing and implementing full computing solutions. These computing solutions are intended for use in service bay, test and measurement, and logistics management applications in the trucking, public services, heavy equipment and government/military industries worldwide. To produce these solutions, we combine appropriate hardware, software and peripherals and also provide service and support. To succeed with this new approach, we will need to design, develop, conceptualize and support computing solutions that address the needs of these vertical markets. We cannot guarantee that we will be able to do this in a timely, cost-effective manner or that our target markets will accept the solutions that we do introduce.

We have only limited experience with our solutions-based business model
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         We began to shift our business focus in early 1999. For us, this means that we have only limited experience in operating a solutions-based business from which to evaluate our business prospects and analyze the risks and uncertainties that we face. For you, this means that you have limited historical information from which to evaluate our prospects.

We depend on third-party manufacturers to produce our products

         We depend on third-party manufacturers to manufacture and assemble our products. This results in dependence on the timely delivery of high quality products from these manufacturers and may leave us with less flexibility and control over the manufacturing process than if we conducted these operations internally. These manufacturers (including the manufacturers of subassemblies included in our final products) may not timely deliver the items they are expected to produce. Any occurrence of this sort could compromise our ability to deliver our products and solutions in a timely fashion. It could also require us to make alternative arrangements, which might not be available on acceptable terms or on a timely basis. If we were unable to make alternative arrangements, our business and financial condition could suffer.

         We have only recently changed from internally manufacturing our final products to employing third parties to do so. Therefore we do not have long-standing relationships or experience with our third-party manufacturers.

Our business may suffer if we do not design and implement appropriate new sales and marketing strategies in a timely manner

         As we shift our business focus from producing hardware to designing and implementing full computing solutions, we are also working to build our internal sales organization, retrain our sales personnel and refine our sales and marketing strategies. Our business may suffer if we do not design and implement appropriate strategies in a timely manner. Our business may also suffer if, as a result of the change in our business focus, we are required to replace significant numbers of our current sales personnel.

Our failure to anticipate or rapidly respond to changing customer demands could adversely affect our market position

         Both the computer industry and the diagnostic and data collection instrument industry are characterized by rapid technological change, including changes in customer requirements, frequent new product introductions and enhancements, and evolving industry standards. Our success will depend in part on our ability to keep pace with technological developments and emerging industry standards and to respond to customer requirements by enhancing our current products and developing and introducing new solutions and products. Our market position will be adversely affected if we do not adequately anticipate or rapidly respond to changes of this type. Technological advances may also increase the level of competition in our market niche.

Intense competition could reduce our market share and harm our financial performance

         We occupy a niche in the portable computer market. In this niche, we currently face direct competition from companies that produce portable computers intended for field use such as Dolch Computer Systems; Getac Corp.; Itronix Corp.; Paravant Computer Systems, Inc.; Motorola, Inc.; Data 911, Litton Industries, Inc., and Panasonic Personal Computer Company. Our computing platforms also face indirect competition from a variety of different companies and products, including consumer portable personal computers, customized portable personal computers and single-purpose diagnostic and data collection instruments.

         Both the computer industry and the diagnostic and data collection instrument industry are intensely competitive. To the extent that we and our current direct competitors expand and develop the market niche that we currently service, other manufacturers may turn their attention to it and begin to produce products directly competitive with those we offer. Many of the companies that produce or may produce devices that compete or may compete, directly or indirectly, with ours have greater name recognition, larger client bases and substantially more financial, technological and marketing resources than we do. These factors may provide them with significant advantages over us. Among other things, these factors may allow them to adapt more rapidly and effectively to

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changes in technology or in the market or to develop or market products that will be more widely accepted. Competitive pressures could result in reduced market share, price reductions, reduced margins and increased spending on marketing and product development, any of which could adversely affect our business.

If we do not adequately manage our inventory we may be required to make write-offs in the future

         In the past, we have written off portions of our parts inventory that have become obsolete. If our current policies aimed at preventing a recurrence prove ineffective, we may be required to do so again. Any significant future write-offs could have an adverse effect on our financial condition. Our current effort to outsource all of our assembly operations may increase the risk of an additional build-up of excess or obsolete inventory that leads to a write-off.

Our business may suffer if we fail to manage growth effectively

         To grow successfully we must increase our professional services and solutions offerings and also improve the efficiency of our operations. If we succeed in this, it will place significant strain on our managerial, operational and financial systems and resources. We may not be able to successfully plan for or manage increased production and marketing of our products and services. If we grow, we may encounter difficulties, including:

         o        problems with our manufacturing partners;

         o        disrupted quality control and assurance;

         o        decreased product reliability;

         o        increased costs;

         o        difficulties maintaining internal accounting controls;

         o        malfunctioning of existing and new equipment;

         o        insufficient or untimely component supplies; and

         o        personnel shortages.

If we are unable to manage growth effectively, our business could suffer.

We may not succeed in attracting and retaining the personnel we need for our business

         Our future success depends substantially on our ability to attract and retain the personnel we need for our business. Our personnel needs include highly trained personnel for management, sales and engineering. Qualified individuals in these areas are in high demand and are often subject to competing employment opportunities. In recent years there has been great demand for qualified employees in the Minneapolis area, where our headquarters are located. We may not succeed in attracting and retaining the personnel we need for our business.

         We have experienced a high turn-over rate in some of our significant management positions over the past three years. In that period we have had four Chief Executive Officers, three Vice Presidents of Sales and Marketing and two Vice Presidents of Engineering/Operations. Continued high turn-over in these or similar positions could have an adverse effect on our operations and business.

Adverse events with respect to our international sales could have an adverse effect on our business and financial condition

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         In the year ended December 31, 2000, international sales represented approximately 15% of our net sales. International sales are subject to inherent risks, including:

         o        longer payment cycles;

         o        greater difficulty or delay in accounts receivable collection;

         o        U.S. and foreign import and export restrictions and tariffs;

         o        the burdens of complying with a variety of foreign laws;

         o        potentially adverse tax consequences;

         o potentially inadequate protection of intellectual property rights;

         o        restrictions on repatriation of earnings; and

         o        exposure to increased political and economic instability.

         All of our export sales are currently denominated in United States dollars. An increase in the value of the United States dollar relative to foreign currencies could make our products more expensive and, therefore, potentially less competitive in foreign markets. In the future, if we were to denominate our export sales in foreign currencies, our financial condition and results of operations would become subject to foreign currency translations and the possibility of currency exchange or price controls or other restrictions on foreign currencies. If any of these events occurred, or if we lost a key foreign distributor or were unable to maintain our foreign distribution network, it could have an adverse effect on our business and financial condition.

We depend on resellers for our product distribution

         We distribute a substantial portion of our products through independent sales representatives and distributors. We also sell our products to value-added-resellers (known as VARs), distributors and systems integrators. Our success depends in large part upon the performance of these resellers and on our ability to attract new resellers. Many of our resellers also carry - and may have incentives to encourage purchase of - competitive products. Most of our resellers may terminate their written agreements with us with or without cause by giving us 30 days' written notice. The loss of any of our major resellers or a failure to make acceptable arrangements with resellers in new markets could have a material adverse effect on us.

We obtain a number of our components from single sources

         Our rugged computing platforms employ a number of components not generally used in off-the-shelf personal computers, such as special hard disk drives, CD-ROM drives, floppy disk drives, displays and power supplies. We currently obtain a number of these components from single sources. It could create uncertainty and be costly and time-consuming if we had to change suppliers. If we could not obtain adequate or timely quantities of necessary components from our current suppliers, we might not be able to identify or access alternative sources within a reasonable period of time, on acceptable terms, or at all. Some of our current vendors use tools that have been designed for us and are our property. If we were required to change suppliers for these components, we would need either to move the necessary tools or to obtain new tools, either of which could entail significant cost and delay. Moreover, our buying power may be limited by our small volume and we may receive less favorable allocations and other terms such as price, timing or other factors than larger companies buying from the same suppliers. Any of these factors or a significant increase in the price of components could have a material adverse effect on our ability to manufacture and market our products.

Potential fluctuations in our quarterly financial results make financial forecasting difficult

         Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include:

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         o        long customer sales cycles (especially for customers that are government agencies or large corporations);

         o        changes in customer buying patterns;

         o orders from significant customers in one quarter that are disproportionate in size or value compared to our other orders;

         o        the timing and nature of customer returns;

         o the timing of the introduction of new products by us or our competitors;

         o        our competitors' tactics;

         o        technological developments; and

         o        the overall strength of the economy.

         All of these factors, along with the uncertainties associated with the introduction of any new product or product enhancement, in gauging ultimate customer demand, and in predicting general trends in the market for our products, solutions and services, may limit our ability to plan for production and to forecast quarterly results of operations accurately. We believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance. Stockholders should not rely on our operating results for any particular quarter as an indication of our future operating results.


                     Risks Related to Intellectual Property

Failure to protect our intellectual property rights could harm our brand and our ability to compete effectively

         We rely on a combination of unpatented trade secrets and know-how and on the expertise of our employees. We do not rely on patented processes or technologies. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Effective trade secret protection may not be available in every country in which we offer or intend to offer our products and services. Likewise, others may independently develop or otherwise acquire unpatented and/or patented technologies or products similar or superior to ours. We claim trademark rights in five marks we use in connection with our products in the United States. We are aware that there are third parties that have claimed or may claim superior rights, in some U.S. territories, to use marks in which we claim rights. One or more of these third parties may contest our right to use or register our trademarks. We do not know whether any of the trademarks covered by our applications for registration will be found registrable, that registrations will issue, or that we can support the cost of defense of our trademarks. Failure to protect our intellectual property adequately could harm our brand and affect our ability to compete effectively. Defending our intellectual property rights could also result in the expenditure of significant financial and managerial resources, which could materially adversely affect our business.

Loss of software licenses could have an adverse effect on us

         We license some of the software that we include in our products from third parties. If any licensor terminated any of these licenses, we might not be able to license similar software from another party in a timely fashion, on acceptable terms, or at all.

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We may have to defend against intellectual property infringement claims, which could have an adverse effect on us whether or not we prevailed

         Disputes over intellectual property are frequent in the high technology area. Although we believe that our business activities do not infringe the intellectual property rights of others, other parties may assert infringement claims against us or claim that we have violated a patent or other proprietary right belonging to them. Likewise, disputes may arise in the future with respect to ownership of technology developed by employees who were previously employed by other companies. Infringement claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. An adverse determination could subject us to significant liabilities, require us to seek licenses from or pay royalties to third parties or require us to develop appropriate alternative technology. We might not be able to do any of these things on acceptable terms, at an acceptable price, or at all. Any of these results could materially adversely affect our business.


                    Risks Related to Our Financial Condition

We have outstanding $3,000,000 of subordinated notes that mature in September
2001

         We have $3,000,000 of subordinated notes outstanding. These notes mature in September 2001. We may not be able to refinance these notes when they mature, thus requiring us to repay them in full. If we are able to do so, the need to use cash in that manner could adversely affect our financial condition.

Our Common Stock has been delisted by Nasdaq and currently is traded on the Over The Counter Bulletin Board

         Effective with the open of business on August 25, 2000, our Common Stock was delisted from the Nasdaq SmallCap Market for failure to demonstrate sustained compliance with the net tangible assets listing requirement, and began trading on the Over The Counter Bulletin Board. There can be no assurance that our Common Stock will continue to meet the requirements required for listing on the Over The Counter Bulletin Board or that the Company's Common Stock will continue to be publicly traded.

We may need to raise additional cash during 2001 but may not be able to do so

         On January 29, 2001, Kontron agreed to provide us financial support to enable us to meet our cash flow needs and obligations as and when they become due through the period ended December 31, 2001. Nevertheless, we may need to raise additional capital. We may not be able to access sufficient capital when required on favorable terms, if at all. If we raise additional funds by issuing equity securities, existing shareholders may experience dilution in their ownership interest. If we raise additional funds by issuing debt securities, we may incur significant interest expense and become subject to covenants that could limit our ability to operate and fund our business. If we cannot obtain additional funds when required, we may be unable to realize our current plans and may even be forced to cease operations.


                    Risks Related to Our Corporate Structure

One of our shareholders, together with its affiliates, owns a significant percentage of our outstanding stock and by virtue of that ownership and various contractual rights has significant influence over our operations and strategic direction

         Kontron Embedded Computers AG, together with certain of its affiliates, owns approximately 65% of our Common Stock, assuming conversion of the shares of preferred stock owned by them. In addition, three designees of Kontron currently serve on our Board of Directors. Kontron's majority ownership stake gives Kontron the ability to control the outcome of votes of our shareholders, and therefore results in Kontron having significant influence on our operations and strategic direction. Kontron's ownership may also have the effect of delaying, deterring or preventing a change in control or a change in the composition of our Board of Directors.

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Our charter documents and Minnesota law may discourage a takeover of our company

         Provisions of our articles of incorporation, bylaws and Minnesota law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders.

We do not intend to pay dividends

         We currently intend to retain any earnings for use in the operation and expansion of our business and therefore do not anticipate paying any cash dividends in the foreseeable future.

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